Exhibit 23.6

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated March 21, 2025 with respect to the statements of revenues and direct operating expenses attributable to certain mineral and royalty interests of Diamondback Energy, Inc. and several of its subsidiaries, Endeavor Energy Resources, LP, 1979 Royalties, LP and 1979 Royalties GP, LLC, for the years ended December 31, 2024 and 2023, included in the definitive proxy statement on Schedule DEFM 14A of Viper Energy, Inc. filed on March 31, 2025, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
June 30, 2025